Exhibit 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Twelve Months Ended March 31, 2009
Operating revenues	$9,570
Fuel, purchased power and delivery fees	(5,379)
Net gain (loss) from commodity hedging and trading activities	4,879
Operating costs	(686)
Depreciation and amortization	(1,099)
Selling, general and administrative expenses	(701)
Franchise and revenue-based taxes	(109)
Impairment of goodwill	(8,070)
Other income	35
Other deductions	(1,267)
Interest income	57
Interest expense and related charges	(4,000)

Income (loss) before income taxes	(6,770)

Income tax (expense) benefit	(504)

Net income (loss)	$(7,274)